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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  2 )*


                       Canterbury Park Holding Corporation
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                                (Name of Issuer)


                          Common Stock, Par Value $0.01
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                         (Title of Class of Securities)

                                   13811E 10 1
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                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




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---------------------------                           --------------------------
CUSIP NO.  13811E 10 1                 13G                 PAGE  2  OF  4  PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Dale H. Schenian
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     American
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                              5    SOLE VOTING POWER
          NUMBER OF
                                                  441,048
           SHARES             --------------------------------------------------
                              6    SHARED VOTING POWER
        BENEFICIALLY
                                                  10,000
          OWNED BY            --------------------------------------------------
                              7    SOLE DISPOSITIVE POWER
            EACH
                                                  441,048
         REPORTING            --------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
           PERSON
                                                  10,000
            WITH
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     451,048
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      15.2%
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12   TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.
     (a)  NAME OF ISSUER
          Canterbury Park Holding Corporation, a Minnesota corporation.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          Canterbury Park Holding Corporation, 1100 Canterbury Drive, Shakopee, MN 55379.

Item 2.
     (a) NAME OF PERSON FILING. This statement is being filed by Dale H. Schenian, an individual.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of Mr. Schenian is 1100 Canterbury Drive, Shakopee, MN 55379.

     (c)  CITIZENSHIP.  Mr. Schenian is an American citizen.

     (d) TITLE OF CLASS OF SECURITIES. Common Stock, $0.01 par value per share.

     (e)  CUSIP NUMBER. 13811E 10 1

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
          Not applicable.

Item  4.  OWNERSHIP

     The following ownership of Mr. Schenian as of December 31, 1996 was as follows:

     (a)  Amount Beneficially Owned                                      451,048
     (b)  Percent of Voting Shares Outstanding                             15.2%
     (c)  Number of shares as to which person has:
          (i)    Sole power to vote or direct the vote:                  441,048
          (ii)   Shared power to vote or direct the vote:                 10,000
          (iii)  Sole power to dispose or direct the disposition of:     441,048
          (iv)   Shared power to dispose or direct the  disposition of:   10,000

     The shares listed above include 436,048 shares owned by Mr. Schenian directly, 5,000 shares issuable upon the exercise of currently issuable options and warrants. Also included are 5,000 shares and warrants to purchase 5,000 shares which are owned by Mr. Schenian's wife. Mr. Schenian disclaims any beneficial ownership of shares and warrants held by his wife.

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Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not Applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable.

Item 10.  CERTIFICATES
          Not Applicable.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 11, 1997
                    /s/ Dale H. Schenian
                    ------------------------------------------------------------
                    Dale H. Schenian


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